Austin Legal Group, APC
Lawyers 3990 Old Town Ave, Ste A-101 San Diego, CA 92110 Licensed in California & Hawaii & Arizona Telephone (619) 924-9600 Facsimile (619) 881-0045	Writer’s Email: gaustin@austinlegalgroup.com
May 28, 2020

Ameen Hamady

Division of Corporation Finance

Office of Life Sciences

Re:	Zenlabs Holdings Inc.
Offering Statement on Form 1-A/A
Filed April 24, 2020
File No. 024-11174

Two Whom It May Concern:

Please see below for responses to the Division’s letter dated May 6, 2020 regarding the above captioned matter. All questions have been addressed in an Amendment No. 2 to the Offering Statement on Form 1-A, filed May 28, 2020 (“Amendment”) by Zenlabs Holdings Inc. (the “Company”), as further herein detailed.

Cover Page, page i

1.	We note your response to our prior comment one. Please revise the last sentence of the first paragraph to add the latter half of the sentence included in the proposed disclosure in your response.

Please see that the last sentence of the first paragraph now reads:

“Our Subordinate Shares are considered subordinate to our multiple voting shares (each, a “Multiple Voting Share” and, collectively, the “Multiple Voting Shares”) due to each Subordinate Voting Share having one (1) vote in matters relating to the Company and each Multiple Voting Share being entitled to two (2) votes in respect of each Subordinate Voting Share into which such Multiple Voting Share could then be converted (currently 200 votes per Multiple Voting Share held).”

Description of Business

Oceanside Property, page 25

2.	We note your revisions in response to our prior comments 4 and 8 that the purchase option on the Oceanside Property does not need to be exercised prior to building greenhouses on the ten acres designated at the 5710 Lot and two acres at the 5712 Lot. Based on the lease and agreement with Metz Properties LLC filed as Exhibits 6.3 and 6.4, it is unclear whether you have rights to access the 9.25 acres of the 5710 Lot and the two acres of the 5712 Lot. If there are additional lease agreements relating to these properties you have not filed, please file them as exhibits to the offering circular and disclose the material terms of such agreements. If not, please revise your disclosure to address this discrepancy.

Zenleaf and Metz Properties, LLC have entered into a new Option to Lease and Lease with Option to Purchase to clarify the understanding between them. The disclosure on page 25 has been amended according, beginning with the third paragraph under the heading “Oceanside Property.” Similar disclosure has been made beginning on page 49 under “Transactions with Related Persons, Promoters and Certain Control Persons.” Both agreements have been filed as exhibits to the offering circular.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Gina M. Austin, Esq.